Report of Independent Registered Public Accounting Firm

The Board of Trustees of
Dreyfus High Yield Strategies Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that the Dreyfus High Yield Strategies Fund (the "Fund") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of August 31, 2005. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 2005 and with respect to agreement of security purchases and sales, for the period from June 30, 2005 (the date of our last examination), through August 31, 2005:

1. 	Examination of Mellon Bank N.A.'s (the "Custodian") security position reconciliations for all securities held by sub custodians and in book entry form;
2. 	Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities held in safekeeping by
Custodian but not included in 1) and 2) above;
4. 	Reconciliation between the Fund's accounting records and the custodian's records as of August 31, 2005 and verified reconciling items;
5.	Agreement of pending trade activity for the Fund as of August 31, 2005 to documentation of corresponding subsequent cash receipts or payments;
6.	Agreement of Dreyfus Family of Funds' trade tickets for seven purchases and eight sales or maturities for the period June 30, 2005 (the date of our last examination) through August 31, 2005, to the books and records of the Funds noting that they had been accurately recorded and subsequently settled;
7. 	Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with the Custodian's records;
8.	We reviewed Mellon Global Securities Services Report on Controls Placed in
Operation and Tests of Operating Effectiveness ("SAS 70 Report") for the period January 1, 2005 through June 30, 2005 and noted no negative findings were reported in the areas of Asset Custody and Control.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that the Dreyfus High Yield Strategies Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2005, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Dreyfus High Yield Strategies Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
November 29, 2005


November 29, 2005

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of the Dreyfus High Yield Strategies Fund (the "Fund") is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of August 31, 2005 and from June 30, 2005 through August 31, 2005.

Based on this evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2005 and from June 30, 2005 through August 31, 2005 with respect to securities reflected in the investment accounts of the Fund.

Dreyfus High Yield Strategies Fund

James Windels
Treasurer